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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. ____)*


                    Oxford Health Plans, Inc.
-----------------------------------------------------------------
                         (Name of Issuer)


             Common Stock, par value $0.01 per share
-----------------------------------------------------------------
                  (Title of Class of Securities)


                           691471 10 6
           -------------------------------------------
                          (CUSIP Number)


                        Paul J. Shim, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000
-----------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        February 23, 1998
    ---------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No. 691471 10 6                                 Page 2
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TPG Partners II, L.P.
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) |x|
                                                            (b) |_|
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
---------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES

                -----------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY
 EACH REPORTING           15,800,000 (See Items 4 and 5.)

                -----------------------------------------------------
     PERSON         9     SOLE DISPOSITIVE POWER
      WITH


                -----------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          15,800,000 (See Items 4 and 5.)
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,800,000 (See Items 4 and 5.)
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          |_|

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.58% (See Items 4 and 5.)
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
---------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No. 691471 10 6                                 Page 3
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TPG Oxford LLC
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) |x|
                                                            (b) |_|
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
---------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES

                -----------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY
 EACH REPORTING           15,800,000 (See Items 4 and 5.)

                -----------------------------------------------------
     PERSON         9     SOLE DISPOSITIVE POWER
      WITH


                -----------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          15,800,000 (See Items 4 and 5.)
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,800,000 (See Items 4 and 5.)
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          |_|

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.58% (See Items 4 and 5.)
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
---------------------------------------------------------------------


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No. 691471 10 6                                 Page 4
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TPG Parallel II, L.P.
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) |x|
                                                            (b) |_|
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
---------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES

                -----------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY
 EACH REPORTING           15,800,000 (See Items 4 and 5.)

                -----------------------------------------------------
     PERSON         9     SOLE DISPOSITIVE POWER
      WITH


                -----------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          15,800,000 (See Items 4 and 5.)
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,800,000 (See Items 4 and 5.)
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          |_|

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.58% (See Items 4 and 5.)
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
---------------------------------------------------------------------


               *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No. 691471 10 6                                 Page 5
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TPG Investors II, L.P.
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) |x|
                                                            (b) |_|
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
---------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES

                -----------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY
 EACH REPORTING           15,800,000 (See Items 4 and 5.)

                -----------------------------------------------------
     PERSON         9     SOLE DISPOSITIVE POWER
      WITH


                -----------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          15,800,000 (See Items 4 and 5.)
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,800,000 (See Items 4 and 5.)
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          |_|

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.58% (See Items 4 and 5.)
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
---------------------------------------------------------------------


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     Security and Issuer.

           This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Oxford Health Plans, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 800 Connecticut Avenue, Norwalk, Connecticut 06854.

Item 2.    Identity and Background.

           This statement is filed by TPG Partners II, L.P. ("TPG"), TPG Oxford LLC ("TPG Oxford"), TPG Parallel II, L.P. ("TPG Parallel") and TPG Investors II, L.P. ("TPG Investors"). TPG, TPG Oxford, TPG Parallel and TPG Investors are referred to collectively herein as the "Filing Parties." TPG, TPG Oxford, TPG Parallel and TPG Investors are making this single, joint filing because they are controlled by the same controlling persons. The address of the principal business and office of each of the Filing Parties is 201 Main Street, Suite 2420, Fort Worth, Texas 76102.

           TPG is a Delaware limited partnership engaged in making investments in securities of public and private corporations. TPG Oxford is a Delaware limited liability company (of which the sole member is TPG) which has been organized to effect the proposed transactions described under Item 4 below and has not engaged in any activities other than those incident to its formation and such proposed transactions. TPG Parallel is a Delaware limited partnership engaged in making investments in entities in which TPG invests. TPG Investors is a Texas limited partnership also engaged in making investments in entities in which TPG invests.

           The General Partner of each of TPG, TPG Parallel and TPG Investors is TPG GenPar II, L.P., a Delaware limited partnership ("TPG GenPar"), whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. The principal business of TPG GenPar is to serve as the General Partner of TPG, TPG Parallel, TPG Investors and other related entities. The General Partner of TPG GenPar is TPG Advisors II, Inc., a Delaware corporation ("TPG Advisors"), whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. The principal business of TPG Advisors is to serve as the General Partner of TPG GenPar. The executive officers and directors of TPG Advisors are David Bonderman (director and President), James Coulter (director and Vice President), William Price (director and Vice President), Richard Schifter (Vice President) and James O'Brien (Vice President, Treasurer and Secretary), each of whom is a natural person. No other persons control the Filing Parties, TPG GenPar or TPG Advisors.

           David Bonderman has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a director and President of TPG Advisors. Mr. Bonderman is a citizen of the United States.

           James Coulter has his business address at 345
California Street, Suite 3300, San Francisco, California 94104.
Mr. Coulter's principal occupation is as a director and Vice
President of TPG Advisors. Mr. Coulter is a citizen of the United
States.

           William Price has his business address at 345
California Street, Suite 3300, San Francisco, California 94104.
Mr. Price's principal occupation is as a director and Vice
President of TPG Advisors. Mr. Price is a citizen of the United
States.

           Richard Schifter has his business address at 1133
Connecticut Avenue, N.W., Washington, D.C. 20036. Mr. Schifter's principal occupation is as a Vice President of TPG Advisors. Mr.
Schifter is a citizen of the United States.

           James O'Brien has his business address at 201 Main
Street, Suite 2420, Fort Worth, Texas 76102. Mr. O'Brien's principal occupation is as a Vice President, Secretary, and Treasurer of TPG Advisors. Mr. O'Brien is a citizen of the United
States.

           During the last five years, none of the Filing Parties and, to the best knowledge of the Filing Parties, none of TPG GenPar or the executive officers or directors of TPG Advisors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Filing Parties and, to the best knowledge of the Filing Parties, none of TPG GenPar or such individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           As more fully described under Item 4 below, TPG Oxford and the Company have entered into the Investment Agreement (as defined below), pursuant to which TPG Oxford has agreed to purchase the Securities (as defined below) for aggregate consideration of $350,000,000 in cash. TPG Oxford currently intends to assign its right to purchase certain of the Securities to TPG Parallel and TPG Investors. Such requirements will be reduced to the extent that TPG Oxford assigns to persons not affiliated with the Filing Parties its right to purchase Securities as described under Item 4 below. It is currently anticipated that the funds required for the purchase of Securities by the Filing Parties will be obtained from general funds available to the Filing Parties and their affiliates.

Item 4.    Purpose of Transaction.

           On February 23, 1998, TPG Oxford and the Company entered into an Investment Agreement (the "Investment Agreement") providing for, among other things, the purchase by TPG Oxford from the Company of (i) 245,000 shares of the Company's Series A Preferred Stock, $.01 par value (the "Series A Preferred Stock"), together with Series A warrants (the "Series A Warrants") to purchase, subject to adjustment as provided in the form of Series A Warrant, 15,800,000 shares of Common Stock, and (ii) 105,000 shares of the Company's Series B Preferred Stock, $.01 par value (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock"), together with Series B warrants (the "Series B Warrants" and, together with the Series A Warrants, the "Warrants") to purchase, subject to adjustment as provided in the form of Series B Warrant, 6,730 shares of Series C Junior Participating Stock of the Company, $0.01 par value per share (the "Junior Preferred Stock"). Upon the occurrence of the Shareholder Approval (defined below), the Series B Warrants will entitle the holder to purchase, in lieu of the Junior Preferred Stock, 6,730,000 shares of Common Stock, as described below.

           The shares of Common Stock issuable upon exercise of the Warrants are referred to herein as the "Warrant Shares," and the Preferred Stock and Warrants are referred to herein collectively as the "Securities." The aggregate purchase price to be paid for the Securities pursuant to the Investment Agreement is $350,000,000 in cash.

           Series A Preferred Stock. The Series A Preferred Stock will have a liquidation preference of $1,000 per share (plus accumulated and unpaid dividends), and will accumulate dividends prior to the second anniversary of its original issuance at a rate of 8.243216% per annum and, after such date, at a rate of 8% per annum. The Series A Preferred Stock will be mandatorily redeemable at a price equal to its liquidation preference on the tenth anniversary of its original issuance, and may be redeemed for such price at the option of the Company, in whole and not in part, after the fifth anniversary of its original issuance. In addition, the shares of Series A Preferred Stock may be exchanged in certain circumstances at the option of the Company, in whole and not in part, for debentures having terms and provisions comparable to those of the Series A Preferred Stock.

           While held by TPG Oxford and its affiliates, the Series A Preferred Stock will entitle TPG Oxford and its affiliates to vote together with holders of Common Stock as a single class 15,800,000 votes (representing the number of Warrant Shares issuable upon exercise of all Series A Warrants originally issued (including Series A Warrants issued to persons other than TPG Oxford and its affiliates)), multiplied by the lesser of (x) the percentage of the originally issued Series A Warrants held by the original purchasers thereof (including persons other than TPG Oxford and its affiliates) at the date of determination and (y) the percentage of the originally issued shares of Series A Preferred Stock held by the original purchasers thereof at the date of determination. Holders of Series A Preferred Stock other than TPG Oxford and its affiliates will have no general voting rights thereunder.

           Series B Preferred Stock. The Series B Preferred Stock will have a liquidation preference of $1,000 per share (plus accumulated and unpaid dividends), and will accumulate dividends prior to the second anniversary of its original issuance at a rate of 9.308332% per annum and, after such date, at a rate of 9% per annum; provided, however, that from and after the date of the Shareholder Approval (as defined below), such dividend rates will be identical to those applicable to the Series A Preferred Stock. As in the case of the Series A Preferred Stock, the Series B Preferred Stock will be mandatorily redeemable at a price equal to its liquidation preference on the tenth anniversary of its original issuance, and may be redeemed for such price at the option of the Company, in whole and not in part, after the fifth anniversary of its original issuance. In addition, the shares of Series B Preferred Stock may be exchanged in certain circumstances at the option of the Company, in whole and not in part, for debentures having terms and provisions comparable to those of the Series B Preferred Stock.

           Holders of shares of Series B Preferred Stock will not have general voting rights unless and until the Company's shareholders shall have approved the vesting of such rights and the exercise of the Series B Warrants for shares of Common Stock in accordance with applicable rules and regulations of the National Association of Securities Dealers, Inc. (the "Shareholder Approval"). The Company has agreed to seek the Shareholder Approval at its annual meeting of shareholders to be held in 1998 and at each meeting of its shareholders thereafter until the Shareholder Approval is obtained. Upon the occurrence of the Shareholder Approval, TPG Oxford and its affiliates will have, with respect to the shares of Series B Preferred Stock, voting rights substantially similar to those described above with respect to the Series A Preferred Stock (with all references to the Series A Warrants being made instead to the Series B Warrants).

           Governance. The Investment Agreement provides that the Company will cause its Board of Directors (the "Board") to consist of between 11 and 13 members (before giving effect to the rights of holders of Preferred Stock to elect additional directors in the event of nonpayment of dividends or redemption price, as described below), and to cause four individuals designated by TPG Oxford (the "Investor Nominees") to be elected as directors of the Company. At each annual meeting of the Company's shareholders following the issuance of the Preferred Stock, the Company is required to use its best efforts, subject to the fiduciary duties of the Board, to cause the election of Investor Nominees then up for election. In addition, each committee of the Board will be required generally to include among its members at least one Investor Nominee. The number of Investor Nominees will be reduced to (w) three, in the event TPG Oxford and its affiliates beneficially own (including by holding Warrants) at least 60%, but less than 80%, of the Warrant Shares originally beneficially owned by them, (x) two, in the event that TPG Oxford and its affiliates beneficially own at least 40%, but less than 60%, of the Warrant Shares originally beneficially owned by them, (y) one, in the event that TPG Oxford and its affiliates beneficially own at least 20%, but less than 40%, of the Warrant Shares originally beneficially owned by them, and (z) zero, in the event that TPG Oxford and its affiliates beneficially own less than 20% of the Warrant Shares originally beneficially owned by them. In the event that Investor Nominees are not elected to the Board by the Company's shareholders, TPG Oxford and its affiliates will have the ability to cause such election to occur by operation of certain provisions of the Series A Preferred Stock. The rights of TPG Oxford to designate and elect Investor Nominees are not assignable to persons other than affiliates of TPG Oxford.

           In addition, the terms of the Preferred Stock will provide that if the Company defaults in its obligation to pay dividends for four consecutive quarterly periods or in its obligation to redeem shares of Preferred Stock, holders of the Preferred Stock voting as a separate class will be entitled to elect two directors to the Board (in addition to the rights of TPG Oxford to designate Investor Nominees). Notwithstanding this right, at no time will TPG Oxford and its affiliates be permitted to elect or designate for election more than four individuals as members of the Board (including the Investor Nominees). If, at the time holders of Preferred Stock have the right to elect additional directors, TPG Oxford and its affiliates beneficially own, in the aggregate, a majority of the outstanding shares of Preferred Stock and are not permitted to elect one or both of such additional directors as described in the immediately preceding sentence, then the holders of Preferred Stock other than TPG Oxford and its affiliates will be entitled to elect, voting separately as a class, one additional director.

           The Investment Agreement also contains covenants which restrict the ability of the Company to take certain significant actions without the consent of TPG Oxford, including mergers, consolidations and certain issuances of equity securities. These restrictive covenants will terminate at such time as TPG Oxford and its affiliates beneficially own less than 10% of the Warrant Shares underlying the Warrants originally issued.

           Standstill Provisions. The Investment Agreement also provides that for a period of three years following the purchase and sale of the Securities, TPG Oxford and its affiliates will refrain from purchasing additional shares of the Company's voting stock and from taking certain other actions relating to a change in control of the Company, including the formation of a "group" as defined in Section 13(d) of the Securities Exchange Act of 1934 and the solicitation of proxies. Following such three year period, TPG Oxford and its affiliates may acquire additional shares of the Company's voting stock only in a Board-approved transaction in which all shareholders of the Company are treated equally. The standstill provisions are subject to certain exceptions, including in circumstances in which the Board has solicited the interest of a third party with respect to a possible sale of the Company. In addition, the standstill provisions will terminate at such time as TPG Oxford and its affiliates beneficially own less than 10% of the Warrant Shares underlying the Warrants originally issued.

           Series A Warrants. Each Series A Warrant will entitle the holder to purchase, upon exercise at any time in whole or in part, one share of Common Stock for a price of $17.75 per share. If, however, 115% of the average closing price of the Common Stock during the 20 trading day period commencing one trading day preceding the filing by the Company of its Annual Report on Form 10-K for the year ending December 31, 1998 is lower than such exercise price, the exercise price will be reduced to equal such lower amount. The exercise price may be paid in cash, by surrender of shares of Preferred Stock, by surrender of Warrants or by any combination of the foregoing. The Series A Warrants will contain customary antidilution protections with respect to future stock dividends, stock splits, reverse splits, issuances of Common Stock below the then-current market price, special dividends, tender or exchange offers and similar actions. The Series A Warrants will expire upon the earlier to occur of (x) the tenth anniversary of their original issuance and (y) the redemption of the Series A Preferred Stock.

           Series B Warrants. Each Series B Warrant will entitle the holder to purchase, upon exercise at any time in whole or in part, 1/1000 of a share of Junior Preferred Stock for an exercise price of $17.75, which exercise price will be subject to reduction in the circumstances and to the extent described above with respect to the Series A Warrants. Each share of Junior Preferred Stock will, in general, entitle the holder to 1,000 times the amount of dividends and assets upon liquidation of the Company as are paid or distributed in respect of each share of Common Stock. However, unlike Common Stock, Junior Preferred Stock will not have any general voting rights. Upon the occurrence of the Shareholder Approval, each Series B Warrant will entitle the holder to purchase one share of Common Stock, in lieu of Junior Preferred Stock, for the applicable exercise price. Other provisions of the Series B Warrants will be substantially similar to those described above with respect to the Series A Warrants (with all references to the Series A Warrants being made instead to the Series B Warrants).

           Conditions to Closing. The obligations of TPG Oxford to purchase the Securities is subject to the satisfaction and waiver of certain conditions, including among other things the receipt of applicable regulatory approvals, the expiration of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, the nonoccurrence of a Material Adverse Effect (as defined), the appointment of Dr. Norman C. Payson as Chief Executive Officer of the Company, verification of certain reserve and financial information regarding the Company and the receipt by the Company of senior debt financing in an amount not less than $350,000,000.

           Termination. The Investment Agreement may be terminated by either TPG Oxford or the Company if: the closing of the purchase and sale of the Securities has not occurred on or before August 31, 1998; any governmental entity has issued a judgment, injunction, order or decree or taken other action enjoining the transactions contemplated by the Investment Agreement; or TPG Oxford and the Company mutually agree in writing.

           Assignment of Rights. The Investment Agreement provides that TPG Oxford may assign its rights under the Investment Agreement to its affiliates and, prior to the closing of the sale of the Securities, may assign its right to purchase up to 49% of the Securities to nonaffiliates. TPG Oxford presently intends to assign such rights with respect to a portion of the Securities.

           Registration Rights Agreement. Concurrently with entering into the Investment Agreement, the Company and TPG Oxford entered into a Registration Rights Agreement dated as of February 23, 1998 (the "Registration Rights Agreement"), pursuant to which the Company has agreed to establish a shelf registration for the resale by TPG Oxford and its affiliates of the Preferred Stock, the Warrants, the Warrant Shares, the Junior Preferred Stock and any combination of the foregoing (including in the form of units). In addition, the Company has granted to TPG Oxford certain "demand" and "piggyback" registration rights with respect to such securities. These registration rights are subject to certain customary blackout and cutback provisions, and are accompanied by customary indemnification provisions.

           General. The provisions of the Investment Agreement (including the forms of certificates of designation with respect to the Preferred Stock and the forms of Warrants attached as exhibits thereto) and the Registration Rights Agreement are set forth in full in those documents which are filed as Exhibits 2 and 8 to this Schedule, and which are incorporated herein in their entirety by this reference in response to this Item. The foregoing description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.

           Subject to the restrictions described above, the Filing Parties may, from time to time, subject to developments with respect to the Company and market conditions, consider and explore the purchase or sale of Common Stock or other securities of the Company.

           Except as set forth herein, the Filing Parties do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D. In addition, the Investor Nominees, in their capacity as members of the Board, may, from time to time, propose that the Board consider one or more of such actions.

Item 5.    Interest in Securities of the Issuer.

           (a), (b) As of the date hereof, none of the Filing Parties holds of record any shares of Common Stock or other securities of the Company. However, by virtue of the execution of the Investment Agreement, the Filing Parties may be deemed to beneficially own up to 15,800,000 shares of Common Stock, representing in the aggregate approximately 16.58% of the outstanding shares of Common Stock, and, following the Shareholder Approval, 22,530,000 shares of Common Stock, representing in the aggregate approximately 21.87% of the outstanding shares of Common Stock (in each case based on the number of shares of Common Stock represented by the Company in the Investment Agreement to be outstanding as of February 23,
1998).

           (c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by the Filing Parties or to the best of their knowledge, any of the individuals identified in Item 2.

           (d) Not applicable.

           (e) Not applicable.

Item 6.    Contracts, Arrangements, Understanding or
           Relationships with Respect to Securities of the Issuer.

           Except as set forth in this statement, to the best knowledge of the Filing Parties, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.    Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement, dated as of March 4, 1998 among TPG Partners II, L.P., TPG Oxford LLC, TPG
            Parallel II, L.P. and TPG Investors II, L.P.

Exhibit 2 Investment Agreement, dated as of February 23, 1998 by and between TPG Oxford LLC and Oxford Health
            Plans, Inc.

Exhibit 3   Certificate of Designations of Series A Cumulative
            Preferred Stock (attached as Exhibit A to the
            Investment Agreement).

Exhibit 4   Form of Series A Warrant Certificate (attached as
            Exhibit B to the Investment Agreement).

Exhibit 5   Certificate of Designations of Series B Cumulative
            Preferred Stock (attached as Exhibit C to the
            Investment Agreement).

Exhibit 6   Form of Series B Warrant Certificate (attached as
            Exhibit D to the Investment Agreement).

Exhibit 7   Certificate of Designations of Series C
            Participating Preferred Stock (attached as Exhibit E to the Investment Agreement).

Exhibit 8   Registration Rights Agreement, dated as of February
            23, 1998 by and between Oxford Health Plans, Inc. and
            TPG Oxford LLC.

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners II, L.P. is true, complete and correct.

Dated:  March 5, 1998

                               TPG PARTNERS II, L.P.

                               By: TPG GenPar II, L.P.
                                   its General Partner

                               By: TPG Advisors II, Inc.
                                   its General Partner

                               By: /s/ James O'Brien
                                  ------------------------
                               Name: James O'Brien
                               Title: Vice President

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Oxford LLC is true, complete and correct.

Dated:  March 5, 1998

                               TPG OXFORD LLC


                               By: /s/ James O'Brien
                                   ---------------------
                               Name: James O'Brien
                               Title: Vice President

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel II, L.P. is true, complete and correct.

Dated:  March 5, 1998

                               TPG PARALLEL II, L.P.

                               By:  TPG GenPar II, L.P.
                                    its General Partner

                               By:  TPG Advisors II, Inc.
                                    its General Partner

                               By: /s/ James O'Brien
                                  ---------------------
                               Name: James O'Brien
                               Title: Vice President

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Investors II, L.P. is true, complete and correct.

Dated:  March 5, 1998

                               TPG INVESTORS II, L.P.

                               By:  TPG GenPar II, L.P.
                                    its General Partner

                               By:  TPG Advisors II, Inc.
                                    its General Partner

                               By: /s/ James O'Brien
                                  ---------------------
                               Name: James O'Brien
                               Title: Vice President

                          EXHIBIT INDEX

                             Exhibit                            Page


1.   Joint Filing Agreement, dated as of March 4, 1998 among
     TPG Partners II, L.P., TPG Oxford LLC, TPG Parallel II,
     L.P. and TPG Investors II, L.P.

2. Investment Agreement, dated as of February 23, 1998 by and between TPG Oxford LLC and Oxford Health Plans, Inc.

3.   Certificate of Designations of Series A Cumulative
     Preferred Stock (attached as Exhibit A to the Investment
     Agreement).

4.   Form of Series A Warrant Certificate (attached as Exhibit
     B to the Investment Agreement).

5.   Certificate of Designations of Series B Cumulative
     Preferred Stock (attached as Exhibit C to the Investment
     Agreement).

6.   Form of Series B Warrant Certificate (attached as Exhibit
     D to the Investment Agreement).

7.   Certificate of Designations of Series C Participating
     Preferred Stock (attached as Exhibit E to the Investment
     Agreement).

8.   Registration Rights Agreement, dated as of February 23,
     1998 by and between Oxford Health Plans, Inc. and TPG
     Oxford LLC.